Jeffrey D. Symons To Call Writer Directly: (212) 446-4825 jeffrey.symons@kirkland.com	601 Lexington Avenue New York, New York 10022 (212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

February 7, 2011

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	H. Roger Schwall Timothy S. Levenberg Sirimal R. Mukerjee

	Re:	Gammon Gold Inc. Amendment No. 2 to Registration Statement on Form F-4 Filed January 13, 2011 File No. 333-170370

Dear Messrs. Schwall, Levenberg and Murkajee:

This letter is being furnished on behalf of Gammon Gold Inc. (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated February 1, 2011 to the Company with respect to Amendment No. 2 to the Company’s Registration Statement on Form F-4 (File No. 333-170370) (the “Registration Statement”) that was filed with the Commission on January 13, 2011.

The text of the Staff’s comment has been included in this letter in bold for your convenience, and we have numbered the paragraph below to correspond to the number in the Staff’s letter. For your convenience, we have also set forth the Company’s response to the numbered comment immediately below the numbered comment.

In addition, on behalf of the Company, we are hereby filing Amendment No. 3 (“Amendment No. 3”) to the Registration Statement. Amendment No. 3 has been revised to reflect the Company’s response to the comment from the Staff and certain other updating and conforming changes. All page numbers in the responses below refer to Amendment No. 3, except as otherwise noted. We have enclosed a courtesy package, which includes four copies of Amendment No. 3, two of which have been marked to show changes from the initial filing of the Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Amendment No. 2 to Registration Statement on Form F-4

General

1.	We note your new disclosure relating to the proposal by Timmins Gold Corp. submitted on December 2, 2010, which the CGC board on January 9, 2011 “determined is reasonably likely to lead to a superior proposal.” Revise your disclosure generally to provide updated disclosure regarding the status of the CGC board deliberations as well as any revisions to the competing offers by Timmins and Gammon Gold. We may have additional comments.

Response: We respectfully advise the Staff that the Company has updated the disclosure on pages 12 and 71 through 73 in response to the Staff’s comment.

*    *    *

Please note that the Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions or need any additional information, please feel free to contact the undersigned at (212) 446-4825 or my colleague, Jason K. Zachary at (212) 446-4844, at your earliest convenience.

Sincerely,

/s/ Jeffrey D. Symons
KIRKLAND & ELLIS LLP

cc:	Scott Perry

Gammon Gold Inc.

Christopher Chipman

Capital Gold Corporation

Barry I. Grossman

Ellenoff Grossman & Schole LLP

Justin P. Klein

Ballard Spahr LLP